                                    Form 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                  For the quarterly period ended March 31, 2000



               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                        ......Chacara Santo Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX

                                                                            Page
                                                                            ----

PART I. FINANCIAL INFORMATION
-----------------------------

     Item 1. Financial Statements

          a) Balance Sheet at December 31, 1999 (audited) and March 31, 2000
             (unaudited).......................................................3

          b) Statement of Operations for the three months ended March 31, 1999 and 2000 (unaudited)..............................................4

          c) Statement of Cash Flows for the three months ended March 31, 1999 and 2000 (unaudited)..............................................5

          d) Statement of Shareholders' (Deficit) for the three months ended
             March 31, 2000 (unaudited)........................................6

          e) Notes to Financial Statements (unaudited).........................7

     Item 2. Management's Discussion and Analysis of Financial Condition and
             Results of Operations............................................12

PART II. OTHER INFORMATION
--------------------------

     Item 1. Legal Proceedings................................................17

     Item 2. Changes in Securities............................................17

     Item 3. Defaults Upon Senior Securities..................................17

     Item 4. Submission of Matters to a Vote of Security Holders..............17

     Item 5. Other Information................................................17

     Item 6. Exhibits.........................................................17

     Signatures...............................................................18

Item 1 (a)

                                        PAGING NETWORK DO BRASIL S.A.
                                                BALANCE SHEET
                                   At December 31, 1999 and March 31, 2000
                                          (Amounts in U.S. dollars)

                                                                      December 31,            March 31,
                                                                          1999                  2000
                                                                   -----------------------------------------
                                                                        (Note 2)            (Unaudited)
Assets
Current assets:
     Cash and cash equivalents.....................................$         67,026    $           30,863
     Trading securities............................................      27,580,015            27,168,884
     Accounts receivable, net......................................         206,868               113,969
     Refundable taxes..............................................         959,978               750,656
     Pager inventories.............................................       1,868,006             1,810,507
     Prepaid expenses and other current assets.....................         582,016               849,262
     Pledged securities held-to-maturity - current.................       8,249,664             8,376,803
                                                                   -----------------------------------------
          Total current assets.....................................      39,513,573            39,100,944
Fixed assets, net..................................................      13,519,247            13,182,104
Debt issuance costs, net...........................................       5,792,864             5,653,481
Other assets.......................................................       3,884,829             3,439,646
                                                                   -----------------------------------------
          Total assets.............................................$     62,710,513    $       61,376,175
                                                                   =========================================

Liabilities and shareholders' (deficit) Current liabilities:
     Accounts payable..............................................$        211,977    $          264,858
     Accrued expenses..............................................       7,887,336            11,974,873
     Payable to related parties....................................       1,217,914             1,217,914
                                                                   -----------------------------------------
          Total current liabilities................................       9,317,227            13,457,645
Senior notes.......................................................     125,000,000           125,000,000
Redeemable preferred stock, without par value
     Authorized shares - 63,000 shares
     Issued and outstanding, 30,000 shares.........................      43,969,430            45,462,007

Shareholders'  (deficit)
     Common stock, without par value
     Authorized  - 2,037,387 shares
     Issued and outstanding 1,378,401 shares.......................          30,760                30,760
Accumulated deficit................................................    (144,897,253)         (149,361,595)
                                                                   -----------------------------------------
Accumulated other comprehensive income.............................      29,290,349            26,787,358
                                                                   -----------------------------------------
          Total shareholders'  (deficit)...........................    (115,576,144)         (122,543,477)
                                                                   -----------------------------------------
          Total liabilities and shareholders' (deficit)............$     62,710,513    $       61,376,175
                                                                   =========================================

                               See accompanying notes to financial statements.

Item 1 (b)

                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF OPERATIONS
               For the three months ended March 31, 1999 and 2000
                            (Amounts in U.S. dollars)
                                   (Unaudited)

                                                   Three Months Ended
                                                        March 31,
                                             -------------------------------
                                                  1999             2000
                                             -------------------------------
Revenues:
  Services, rent and maintenance revenue...  $   5,730,156     $   4,281,106
  Product revenue..........................        624,804            28,772
                                             -------------------------------
Gross revenues.............................      6,354,960         4,309,878
  Sales taxes..............................       (604,616)         (385,310)
                                             -------------------------------
Total revenue..............................      5,750,344         3,924,568
Cost of products sold......................     (1,367,971)          (53,693)
Operating costs and expenses:
  Services, rent and maintenance...........      1,697,325         1,312,818
  Selling, general and administrative......      5,445,869         2,810,635
  Depreciation and amortization............        996,396         1,742,995
                                             -------------------------------
      Total operating costs and expenses...      8,139,590         5,866,448
                                             -------------------------------
      Operating loss.......................     (3,757,217)       (1,995,573)
Other income (expense):....................
    Interest expense.......................     (4,334,576)       (4,358,133)
    Interest income........................     15,781,161           (29,702)
    Other expense..........................       (138,523)          (88,795)
    Foreign currency exchange (loss) gain..    (35,715,478)        2,784,416
                                             -------------------------------
    Total other (expense) net..............    (24,407,416)       (1,692,214)
                                             -------------------------------
Net loss................................... $  (28,164,633)    $  (3,687,787)
                                             ===============================

Item 1 (c)

                                         PAGING NETWORK DO BRASIL S.A.
                                            STATEMENT OF CASH FLOWS
                              For the three months ended March 31, 1999 and 2000
                                           (Amounts in U.S. dollars)
                                                  (Unaudited)

                                                                                   Three Months Ended
                                                                                        March 31,
                                                                           ----------------------------------
                                                                                1999               2000
                                                                           ----------------   ---------------
Operating activities:
   Net loss................................................................$ (28,164,634)     $  (3,687,787)
   Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
      Depreciation and amortization........................................      996,396          1,091,395
      Amortization of subscribers list.....................................            -            651,476
      Provision for losses on accounts receivable..........................      726,894            217,190
      Amortization of debt issuance costs..................................      122,665            139,384
      Currency exchange loss...............................................   35,715,478         (2,784,416)
      Loss on sale of equipment............................................       43,277            141,482
      Changes in operating assets and liabilities:
           Increase in trading securities..................................     (393,741)          (127,152)
           Increase in accounts receivable.................................   (1,034,484)          (124,290)
           (Increase) decrease in refundable taxes.........................   (3,149,802)           228,917
           Increase in pager inventories...................................     (154,077)          (111,515)
           Increase in prepaid expenses and other current assets...........     (415,506)          (241,847)
           Increase in other assets........................................      (14,299)          (128,355)
           (Decrease) increase  in accounts payable........................     (282,684)            41,525
           Increase in accrued expenses....................................    6,799,530          4,020,273
                                                                           ----------------   ---------------
                Net cash (used in) provided by operating activities........   10,795,013           (673,720)

Investing activities:
   (Increase) decrease pledged securities held-to-maturity.................   (6,367,783)         1,054,076
           Purchase of fixed assets........................................   (1,464,563)          (377,688)
           Proceeds from sale of equipment.................................       11,930             14,712
                                                                           ----------------   ---------------
       Net cash (used in) provided by investing activities.................   (7,820,416)           691,100

Effect of exchange rate changes on cash....................................   (3,001,139)           (53,543)
                                                                           ----------------   ---------------
Net decrease in cash and cash equivalents..................................      (26,542)           (36,163)
Cash and cash equivalents at beginning of period...........................      219,787             67,026
                                                                           ----------------------------------
Cash and cash equivalents at end of period.................................$     193,245      $      30,863
                                                                           ==================================
                                See accompanying notes to financial statements

Item 1 (d)

                                        PAGING NETWORK DO BRASIL S.A.
                                      STATEMENT OF SHAREHOLDERS' DEFICIT
                                  For the three months ended March 31, 2000
                                          (Amounts in U.S. dollars)
                                                 (Unaudited)

                                                                             Accumulated
                                                          Accumulated           Other
                                          Common           Retained         Comprehensive
                                           Stock            Deficit             Income            Total
                                      ----------------------------------------------------------------------
Balance at December 31, 1999..........    30,760     $   (144,897,253) $      29,290,349    $ (115,576,144)
Net loss for the period...............                     (3,687,787)                          (3,687,787)
Translation adjustment................                                        (2,502,991)       (2,502,991)
                                                                                             ---------------
Comprehensive loss for the period.....                                                          (6,190,778)
|Monetary adjustment on redeemable
preferred stock.......................                        716,022                              716,022

Accrued dividends on redeemable
preferred stock.......................                     (1,492,577)                          (1,492,577)
                                      ----------------------------------------------------------------------
Balance at March 31, 2000                 30,760    $    (149,361,595)   $    26,787,358     $(122,543,477)
                                      ======================================================================
                               See accompanying notes to financial statements.

Item 1 (e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000
                                   (Unaudited)
                            (Amounts in U.S. dollars)

1. Organization

     Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P.

     In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the addition of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

     Under the terms of the Technical Services Agreement executed in December 1996, the Company granted to PageNet N.V. the right to purchase up to 325,982 shares of Common Stock of the Company at $.025 per share. Under the terms of the Operating Agreement executed in December 1996, the Company granted Multiponto Telecomunicacoes Ltda and TVA Sistema de Televisao S.A. the right to purchase up to 40,748 shares each of Common Stock of the Company at $.025 per share.

2. Summary of Significant Accounting Policies

     The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information. The Company's reporting currency is the U.S. dollar. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included and are of a normal recurring nature. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and

Exchange Commission. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

     The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

     The Company's significant accounting policies are as follows:

     Foreign Currency Translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 (SFAS 52) as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as its functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income (loss) but reported as the only component of accumulated other comprehensive income. Transaction gain and losses associated with the Company's net U.S. dollar liability position are reported in foreign exchange (loss) gain in the statement of operations.

     Foreign Currency Hedge Transactions

     During 1999 and the three months ended March 31, 2000, the Company entered into various foreign currency transactions including swap agreements, with maturities of one to 12 months, to hedge its foreign currency exposure. At December 31, 1999 and March 31, 2000, the Company had an investment which was the equivalent of a U.S. dollar-denominated investment of $27.5 million and $27.2 million respectively. Currency gains on investment transactions designated as hedges are yield adjustments and included in interest income.

     The counterparties to the Company's swap agreements consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company.

     Revenue Recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will rent certain pagers under month-to-month arrangements.

     Advertising Cost

     The Company expenses the costs of advertising as incurred. Advertising expenses were $557,240 and $63,112 during the three months ended March 31, 1999 and 2000, respectively.

     Cash equivalents and trading securities

     The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Trading securities are liquid investments with a maturity of greater than three months which are recorded at fair value.

     Allowance for Doubtful Accounts

     The Company had an allowance for doubtful accounts of $822,017 at December 31, 1999, and $536,903 at March 31, 2000. Charges to the allowance during the three months ended March 31, 1999 and 2000 were $1,045,000 and $502,304, respectively.

     Inventories

     Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

     Pledged securities held-to-maturity

     Pledged securities held-to-maturity consist of U.S. government securities, recorded at amortized cost which approximates market.

     Impairment of long-lived assets

     Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the costs to dispose.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 Senior Notes offering consummated on June 6, 1997. As of March 31, 2000, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, International and had a receivable of approximately $395,000 from Warburg Pincus.

4. Senior Notes

     On June 6, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments from which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes through June 6, 2000. Debt issuance costs are capitalized and amortized over the term of the debt using the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at March 31, 2000, the Company is unable to make any dividend payments.

5. Accrued Expenses

     Accrued expenses at December 31, 1999 and March 31, 2000 are comprised of the following:

                                                         1999            2000
                                                         ----            ----
     Excise taxes payable                           $    207,506     $   235,585
     Withholding taxes payable                           231,853         231,853
     Payroll and other benefits payable                1,014,403         917,778
     Accrued interest payable from Senior Notes        1,125,000       5,343,750
     Tax contingency accrual                           3,380,720       3,768,040
     Other                                             1,927,854       1,477,867
                                                       ---------       ---------
                                                    $  7,887,336     $11,974,873
                                                    ============     ===========


     Accrued interest payable from Senior Notes was increased to $5,343,750 due to appropriation of interest incurred during the three months ended on March 31, 2000.

     Tax contingency accrual is for certain taxes relating to interest income and exchange gains that are being disputed in good faith by the Company.

6. Redeemable Preferred Stock

     The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends are to be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends are payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

     The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

     The amounts of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1999 and at March 31, 2000 were $13,969,430 and $15,462,007, respectively.

7. Fixed Assets

     Fixed assets at December 31, 1999 and March 31, 2000 are comprised of the following:

                                                                     Period
                                      1999            2000       of Depreciation
                                  ------------   -------------   ---------------
Furniture and Fixtures            $  1,328,163   $   1,359,860       10 years
Equipment                           10,321,054      10,851,437      5-10 years
Pagers                               6,513,073       6,782,098       2.5 years

Leasehold improvements               2,828,009       2,908,690        5 years
                                  ------------   -------------
                                    20,990,299      21,902,085
Less - Accumulated depreciation     (7,471,052)     (8,719,981)
                                  ------------   -------------
                                  $ 13,519,247   $  13,182,104

8. Comprehensive Loss

     The calculation of comprehensive loss for the three months ended March 31, 1999 and 2000 is as follows:

                                    Three Months Ended
                                        March 31,
                            -----------------------------------
                                  1999               2000
                            ------------------  ---------------

Net loss                    $ (28,164,634)      $ (3,687,787)

Foreign currency               23,533,377         (2,502,991)
translation adjustments
                            ------------------  ---------------
Comprehensive loss           $ (4,631,257)      $ (6,190,778)
                            ==================  ===============

     Accumulated comprehensive income, consisting entirely of foreign currency translation adjustment is $26,787,358 at March 31, 2000 and $29,290,349 at December 31, 1999.

9. Other assets

     Other assets includes $ 2,366,396 at December 31, 1999 and $1,762,088 at March 31, 2000 relating to the net intangible cost of acquisition paging subscribers from Powernet Ltda.

10. Commitments

     The Company has entered into various office space and transmission antenna rental agreements. These agreements are readjusted periodically for inflation. Rental expense commitments at March 31, 2000 calculated in reais and translated into U.S. dollars at March 31, 2000 closing rate are as follows.

                         2000     $   960,000
                         2001     $ 1,316,000
                         2002     $   255,000
                         2003     $   116,000
                         2004     $    39,000

     Total rental expense was $560,252 and $462,980 for the three months ended March 31, 1999 and 2000, respectively.

11. Income Taxes

     The Company has not recognized any future income tax benefit for its net operating loss carryforwards as it is more likely than not that it will not be able to realize a benefit from such losses in the future. The net operating loss carryforwards amounted to $14.9 million, $27.3 million, $73,4 million and $79.8 at December 31, 1997, 1998, 1999 and at March 31, 2000, respectively, Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period. For reporting purpose, a valuation allowance of 100% has been recognized.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

Results of Operations

     Three months ended March 31, 2000 compared with three months ended March 31, 1999.

     Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition.

     For the purpose of management's discussion and analysis, net revenue is defined as total revenue less sales tax and cost of product sold.

                                               Three Months ended
                                                    March 31,
                                               ------------------
                                          1999                  2000
                                          ----                  ----

Total revenue........................   5,750,344              3,924,568
Cost of products sold................  (1,367,971)               (53,693)
                                      -----------           ------------
Net revenue..........................   4,382,373    100%      3,870,875    100%
Operating costs and expenses:
Services rent and maintenance........   1,697,325     39%      1,312,818     34%
Selling, general and administrative..   5,445,869    124%      2,810,635     73%
Depreciation and amortization........     996,396     23%      1,742,995     45%
                                      -----------           -----------
 Total operating costs and expenses     8,139,590    186%      5,866,448    151%
                                      -----------           ------------
Operating loss.......................  (3,757,217)    86%     (1,995,573)    52%
Other income (expenses).............. (24,407,416)    N/A     (1,692,214)    44%
                                      -----------           ------------
Net loss............................. (28,164,633)    N/A     (3,687,787)    95%
                                      -----------           ------------
Other data:
EBITDA(1)............................ $(2,760,821)          $  (252,578)
Number of subscribers at end of period    102,194                71,993

----------

(1) EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant. The Company's EBITIDA might not be comparable to EBITIDA of other companies.

     Net revenue. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. For three months ended March 31, 2000, the Company's net revenue was $3,870,875 and $4,281,106 (before taxes) in services revenues, $28,772 (before taxes) in product sales to customers, cost of sales $53,693 and sales taxes of $385,310. During three months ended March 31, 1999, the Company's net revenue was $4,382,373 and $5,730,156 (before taxes) in services revenues and $624,804 in product sales to customers, cost of sales $1,367,971 and sales taxes $604,616. The cost of products sold in 2000 decrease in line with the decrease in the volume of products sold. Average monthly revenue per subscribers was approximately R$28.12 (US$15.86) and R$31.87 (US$17.91), respectively, for the period ended March 31, 2000 and 1999.

     Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs, repair and maintenance expenditures and service call costs. During the three months ended March 31, 2000, the Company incurred $1,312,818 of expenses in connection with the operations in Sao Paulo, Rio de Janeiro and Brasilia. During the three months ended March 31, 1999, the Company incurred service, rent and maintenance expenses of $1,697,325.

     Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three months ended March 31, 2000 the Company incurred $594,525 of selling and marketing expenses. During the three months ended March 31, 1999, the Company incurred $2,352,728 of selling and marketing expenses. The selling and marketing expenses in 2000 have decreased as our volume of sales has decreased.

     General and Administrative Expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three months ended March 31, 2000 and 1999 the Company incurred $2,216,110 and $3,093,141 respectively, of general and administrative expenses. Our general and administrative expenses decreased as a result of cost and expense cutting actions taken by us during the three months ended March 31, 2000. For the three months ended March 31, 2000 and 1999, included in such amounts is approximately $217,190 and $726,894, respectively, of costs associated with the provision for losses on accounts receivable .

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines, cost of network installation and cost of acquisition paging subscribers from Powernet. Depreciation and amortization expenses were approximately $1,742,995 for the three months ended March 31, 2000, which includes a $651,476 amortization


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


charge for the Powernet subscriber list, and $996,396 for the three months ended March 31, 1999.

     Operating Loss. For the three months ended March 31, 2000 the Company generated operating loss of $1,995,573 and for the three months ended March 31, 1999 $3,757,217.

     Other income (expense). The other income (expense) line breaks down as follows:

     Interest Expense -- Interest expense was $4,358,133 for the three months ended March 31, 2000, and $4,334,576 for the three months ended March 31, 1999, primarily as a result of interest associated with the Notes.

     Interest Income -- The interest for the three months ended at March 31, 1999 was $15,781,161 as a result of investing the available local cash of $34,557,137 and for the three months ended at March 31, 2000, investment of $27,168,884 local cash, generated negative interest of $29,702. Once the investment yield was lower than the Real appreciation in the period - $1.7890 at December31, 1999 to $1,7473 at March 31, 2000.

     Currency Exchange gain (loss) -- Gain or loss from the valuation or depreciation of the REAL against the U.S. dollar resulted in gain of $2,784,416 for the three months ended March 31, 2000 and resulted in loss of $35,715,478 for the three months ended March 31, 1999.

     Other expense -- Bank charges, CPMF (tax over financial transactions), losses with sale of fixed assets and other were $88,795 for the three months ended March 31, 2000 and $138,523 for the three months ended March 31, 1999.

     Net Loss. As shown above, net loss in the period ended March 31, 1999 was primarily attributable to currency exchange losses, whereas in the period ended March 31, 2000 was operating losses and the net result of the other income (expense).

     Liquidity and Capital Resources

     For the three months ended March 31, 1999 and March 31, 2000 the Company made capital expenditures of $1,464,563 and $377,688 respectively, and had negative cash flow of $447,294 and $5,327,038 for the three months ended March 31, 2000 and March 31, 1999 respectively.

     The Company will also be required to make two interest payments on the Senior Notes in an aggregate amount equal to $16,875,000 in 2000, half of which will be funded from pledged securities and the other half from available cash.

     Given the Company's cash position as of March 31, 2000, the ability of the Company to continue as a going concern and to meet its obligations as they come due will, in the short term, be depend upon the Company's ability to implement cost-cutting strategies that will substantially reduce operating losses and result in break even cash flow in 2000. Although the Company is hopeful that this can be achieved, it should be noted that the Company has generated negative cash flows since its inception.


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


     Inflation and Exchange Rates

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a Company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Therefore, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Devaluation of the real has an adverse effect on the Company. The Company collects all of its revenues in reais, but pays certain expenses, (including pagers, a significant portion of its transmission equipment costs and all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues negatively impacts the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real has a material adverse effect on the Company's results of operations and financial condition. Further, beginning January 1, 1998, the Company's financial statements reflect foreign currency gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.


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


                                     PART II

Item 1. Legal Proceedings

     None

Item 2. Changes in Securities

     None

Item 3. Defaults Upon Senior Securities

     None

Item 4. Submission of Matters to a Vote of Security Holders

     None

Item 5. Other Information

     None

Item 6. Exhibits

     3.1* -- By laws of Paging Network do Brasil S.A. (English Translation).

     4.1* -- Indenture dated as of June 1, 1997 between Paging Network do
             Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

     4.2* -- Form of Senior Note (included in Exhibit 4.1).

     ---------
     * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PAGING NETWORK DO BRASIL S.A.
                                                 (Registrant)

                                        By: /s/ Thomas C. Trynin
                                            ------------------------------
                                            Thomas C. Trynin
                                            President and
                                            Chief Executive Officer

Date: May 30, 2000


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